FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Great Basin Gold Ltd. 138 West St, 4th Floor PO Box 78182 Sandown, 2196, Sandton 2146

Item 2	Date of Material Change

March 13, 2009

Item 3	News Release

A news release was issued by Great Basin Gold Ltd. (“Great Basin” or the “Company”) on March 13, 2009 and distributed through CNW Group.

Item 4	Summary of Material Change

Great Basin announced that it has completed its previously announced public offering of 100,000,000 units at a price of C$1.30 per unit resulting in gross proceeds of C$130,000,000.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Great Basin announced that it has completed its previously announced public offering of 100,000,000 units at a price of C$1.30 per unit resulting in gross proceeds of C$130,000,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full warrant will entitle the holder to purchase a common share of the Company at a price of C$1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010. The Company has granted to the underwriters an over-allotment option, exercisable for a period of 30 days following closing of the offering, to purchase up to an additional 15,000,000 common shares and/or 7,500,000 warrants to cover over-allotments and for market stabilization purposes, which if exercised would result in additional gross proceeds of C$19,500,000. A syndicate led by BMO Capital Markets and RBC Capital Markets acted as underwriters in connection with the offering.

The net proceeds from this offering will be used by the Company to fund the development of the Company’s Burnstone project in South Africa and for general corporate purposes.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer
Ferdi Dippenaar President and Chief Executive Officer 138 West St, 4th Floor PO Box 78182 Sandown, 2196, Sandton 2146 Telephone: (888) 633-9332

Item 9	Date of Report

March 16, 2009